Securities & Exchange Commission Division of Corporation Finance Office of Life Sciences 100 F Street, N.E. Washington, D.C. 20549 May 11, 2022
Attention:	Ms. Christie Wong Mr. Michael Fay

Re:	Align Technology, Inc. Form 10-K for the Fiscal Year Ended December 31, 2021 Filed February 25, 2022 Comment Letter Dated April 29, 2022 File No. 000-32259

Dear Ms. Wong and Mr. Fay:

Align Technology Inc. (“Align”) acknowledges receipt of your comment letter dated April 29, 2022 (the "Comment letter") with respect to the above-referenced filing. As discussed with the Staff on May 11, 2022, the Company is grateful for the Staff's extension to respond to the Comment letter by May 27, 2022, to provide sufficient time for the Company to prepare the necessary response. In the meantime, if the Staff has any questions, please do not hesitate to contact me at (408) 470-1006.

Yours truly,

/s/ John F. Morici
John F. Morici
Chief Financial Officer and Executive Vice President, Global Finance